Location Based Technologies, Inc.
49 Discovery, Suite 260
Irvine, CA  92618

October 12, 2011

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:      Sonia Bednarowski

Re:         Location Based Technologies, Inc.
Registration Statement on Form S-1
Filed August 26, 2011
File No. 333-176514

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-referenced registration statement be accelerated so that such registration statement will become effective on October 13, 2011 at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

LOCATION BASED TECHNOLOGIES, INC.

/s/  David M. Morse

By:  David M. Morse
Chief Executive Officer